Buenos Aires, October 2nd, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Capital reduction.

Dear Sirs,

I am writing in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) to inform that on the date hereof, the General Extraordinary Shareholders’ Meeting  approved a capital reduction of AR$ 182,820,250, that is to say, from AR$ 2,082,690,514 to AR$ 1,899,870,264, by way of cancellation of 182,820,250 book-entry, ordinary shares, of a nominal value of AR$ 1 each and carrying one vote per share that the Company holds in virtue of the repurchase plans approved by the Board of Directors Meetings held on April 27th and June 22nd, 2018.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations